April 17, 2009
VIA FAX and EDGAR
Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Discovery Communications, Inc. Form 10-K for the Year Ended December 31, 2008 Filed February 26, 2009 File Number: 1-34177
Dear Mr. Spirgel:
Set forth below are Discovery Communications, Inc.’s (“Discovery” or the “Company”) responses to the Securities and Exchange Commission Staff’s (“SEC” or the “Staff”) comments given by letter, dated April 7, 2009 (the “Comment Letter”), regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2008. For ease of reference, we have repeated the Staff’s comments preceding each response. The comments are numbered to correspond to the comments set forth in the Comment Letter.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
1. Comment:
Please describe for us, and in future filings disclose, in a separately-captioned section, your off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. See Item 303(a)(4) of Regulation S-K.
Response:
The Company has no material off-balance sheet arrangements (as defined in Item 303(a)(4) of Regulation S-K) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. In evaluating whether or not any such arrangements are material, the Company considered the guidance in SEC Release No. 33-8182, Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations, Section III B, Disclosure Threshold (the “SEC Release”), and concluded that the amount of exposure, if any, would be considered immaterial and would have no adverse effect on its financial condition.
In future filings, the Company will include a separately captioned section within its Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section that will disclose either: (1) that it does not have any material off-balance sheet arrangements, or (2) a description of any future material off-balance sheet arrangement(s) to the extent that any such material arrangement(s) are executed and exist.

April 17, 2009

Introduction, page 37
2. Comment:
Please refer to “Results of Operations — 2008 vs. 2007.” It appears your 2008 results of operations were not adjusted as stated in the disclosure. Please revise here and on page 41. In addition, explain how the 2007 As Adjusted results of operations presentation was derived, why you believe the presentation is relevant to investors, and any potential risks associated with using such presentation.
Response:
By way of background, as disclosed in the separately-captioned section “The Newhouse Transaction”, on pages 40-41, and in Note 1, on pages 70-72, Discovery was formed in connection with Discovery Holding Company (“DHC”) and Advance/Newhouse Programming Partnership (“Advance/Newhouse”) combining their respective ownership interests in Discovery Communications Holding, LLC (“DCH”) and exchanging those interests with and into Discovery, which was consummated on September 17, 2008 (the “Newhouse Transaction”). Prior to the Newhouse Transaction, DCH was a stand-alone private company, which was owned approximately 662/3% by DHC and 331/3% by Advance/Newhouse. As a result of the Newhouse Transaction, DHC and DCH became wholly-owned subsidiaries of Discovery, with Discovery becoming the successor reporting entity to DHC.
Because there was no effective change in ownership, pursuant to Accounting Research Bulletin No. 51, Consolidated Financial Statements (“ARB 51”) the operating results of both DHC and DCH have been consolidated in the Company’s 2008 financial statements as if the Newhouse Transaction occurred on January 1, 2008. Therefore, no adjustments to the 2008 financial information are needed. Because the Newhouse Transaction is presented as of January 1, 2008, the historical consolidated financial statements and notes for 2007 and 2006 include only the operating results of DHC, adjusted for the discontinued operations of AMC, with DCH included as an equity method investment. As a result, Discovery’s 2007 historical financial position and operating results are not comparable to 2008. In order to enhance comparability and make an analysis of 2008 meaningful, the MD&A section presents the operating results for 2007 adjusted as if the Newhouse Transaction had occurred on January 1, 2007 as disclosed on page 42.
In future filings, beginning with the next Annual Report on Form 10-K, the Company will update its disclosure so that it is apparent that the 2008 results of operations are not presented on an As Adjusted basis.

April 17, 2009

Operating Division Results, page 47
3. Comment:
We note your segment measure of profit/loss is Adjusted OIBDA and you use this measure “to view operating results, perform analytic comparisons, identify strategies to improve performance and allocate resources to each operating segment.” Please disclose your Adjusted OIBDA for each segment and discuss how you evaluated it to analyze its operating performance. Provide us with your proposed disclosures.
Response:
In future filings, beginning with the Form 10-Q for the quarter ended March 31, 2009, the Company will disclose in its MD&A section Adjusted OIBDA for each segment and include a description of how management evaluated it to analyze each segment’s operating performance. The following is an example of the disclosures the Company will include in a separately-captioned section in the segment results discussion in the MD&A section in future filings.

April 17, 2009

Adjusted Operating Income Before Depreciation and Amortization
We evaluate the operating performance of our segments based on financial measures such as revenues and adjusted operating income before depreciation and amortization (“Adjusted OIBDA”). Adjusted OIBDA is defined as revenues less: (i) cost of revenues and selling, general and administrative expense excluding mark-to-market share-based compensation expense and amortization of deferred launch incentives, (ii) restructuring and impairment charges, and (iii) gains on asset dispositions. Management uses Adjusted OIBDA to assess the operational strength and performance of our segments. Management uses this measure to view operating results, perform analytical comparisons, identify strategies to improve performance and allocate resources to each segment. We believe Adjusted OIBDA is relevant to investors because it allows them to analyze operating performance of each segment using the same metric management uses and also provides investors a measure to analyze operating performance of each segment against historical data. We exclude mark-to-market compensation expense and restructuring and impairment charges from the calculation of Adjusted OIBDA due to their volatility or non-recurring nature. We also exclude the amortization of deferred launch incentive payments because these payments are infrequent and the amortization does not represent cash payments in the current reporting period. Because Adjusted OIBDA is a non-GAAP measure, it should be considered in addition to, but not a substitute for, operating income, net income, cash flow provided by operating activities and other measures of financial performance reported in accordance with GAAP.
Future filings will include the following table in the segments results section of MD&A, updated to include Adjusted OIBDA for each segment with a reconciliation of total Adjusted OIBDA to consolidated financial operating income:

	Years Ended
	December 31,
		2007
	2008	As Adjusted	% Change
	(Amounts in millions)
Revenues:
U.S. Networks	$2,062	$1,941	6%
International Networks	1,158	1,030	12%
Commerce, Education, and Other	196	225	(13)%
Corporate and intersegment eliminations	27	7	NM

Total revenues	$3,443	$3,203	7%

Operating costs and expenses:
U.S. Networks	$985	$1,167	(16)%
International Networks	812	820	(1)%
Commerce, Education, and Other	183	221	(17)%
Corporate and intersegment eliminations	228	196	16%

Total operating costs and expenses	$2,208	$2,404	(8)%

Adjusted OIBDA:
U.S. Networks	$1,111	$830	34%
International Networks	387	254	52%
Commerce, Education, and Other	13	4	NM
Corporate and intersegment eliminations	(201)	(189)	6%
Income (expense) arising from long-term incentive plan awards (marked-to-market)	69	(141)	NM
Depreciation and amortization	(186)	(134)	(39)%
Amortization of deferred launch incentives	(75)	(100)	25%
Impairment of intangible assets	(30)	(26)	(15)%
Gains on asset dispositions	—	136	NM
Exit and restructuring charges	(31)	(20)	(55)%

Total operating income (loss)	$1,057	$614	72%

April 17, 2009

Future filings will include the following table in the segments results section of MD&A, updated to include Adjusted OIBDA. This U.S. Networks table is provided as an example of the disclosure. Similar tables will be included for the International Networks and Commerce, Education, and Other segments.
U.S. Networks with Travel Channel

	Years Ended
	December 31,
		2007
	2008	As Adjusted	% Change
	(Amounts in millions)
Revenues:
Distribution	$927	$862	8%
Advertising	1,058	1,015	4%
Other	77	64	20%

Total revenues	$2,062	$1,941	6%

Operating costs and expenses:
Cost of revenues	$509	$699	(27)%
Selling, general and administrative	476	468	2%

Total operating costs and expenses	$985	$1,167	(16)%

Adjusted OIBDA	$1,111	$830	34%
Future filings will include the following description of management’s evaluation of Adjusted OIBDA. A similar description will be disclosed for the International Networks and Commerce, Education, and Other segments.
Adjusted OIBDA increased 34% to $1,111 million reflecting the 6% revenue growth and 16% lower operating expenses in 2008, primarily due to the content impairment charge of $129 million taken in the fourth quarter of 2007, which also resulted in a $76 million decline in content amortization expense in the current year as compared to prior year. Excluding the impact of the impairment charge taken a year ago, programming expense increased $49 million and Adjusted OIBDA grew $96 million or 10%. Full year results also include a content impairment charge of $17 million related to the management team reorganization at TLC during the third quarter of 2008.
Factors Affecting Sources of Liquidity, page 54
4. Comment:
Since you have material debt, interest payments, and capital expenditures as well as other operational liabilities, expand to discuss your short-term and long-term liquidity. We note that you plan to fund your uses of cash with cash in-hand, cash provided by operations and borrowings under credit facilities. Your filing should include robust disclosures that discuss how you will meet your short-term and long-term liquidity and such disclosures should include the following. Provide us with your proposed disclosures. For further guidance refer to release No. 33-8350 “Interpretation; Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
•	Discuss whether you expect to fund your 2009 operations by utilizing your credit facilities. If so, discuss how this may impact your ability to seek new financing in 2009 “in advance of the maturity of [y]our debt facility in 2010.” Also, discuss how your current debt covenants may impact your ability to seek new financing.

April 17, 2009

•	Quantify the amount of “lower than expected operating results” that you can incur to remain in compliance with your debt covenants.

•	Disclose the nature and amounts of your discretionary and non-discretionary capital expenditures from the total expected capital expenditures of $60 million. Also, discuss why your expected capital expenditures are less than $102 million incurred in 2008.

•	Discuss your plans if you are not able to either refinance your maturing debt or have access to additional credit to meet your long-term liquidity needs.
Response:
In future filings, beginning with the Form 10-Q for the quarter ended March 31, 2009, the Company will expand its disclosures about sources of liquidity and how it will meet short-term and long-term liquidity needs by including a description similar to the following in its MD&A section:
We expect to have sufficient cash flow from operations in 2009, combined with $100 million of cash on hand at December 31, 2008, to meet current year interest payments, expected capital expenditures of $60 million, and mandatory principal repayments of $445 million. In addition, we have $1.2 billion of available capacity on our existing revolving credit facility if our cash flow from operations is less than anticipated.
We are compliant with all debt covenants and have sufficient excess capacity to draw on existing debt commitments or incur additional debt should we seek refinancing during 2009 in advance of our debt facility maturing in October 2010. We have no indication that any of our lenders would be unable to perform under the requirements of our credit agreements should we seek additional funding. Although our leverage and interest coverage covenants limit the total amount of debt we might incur relative to our operating cash flow, we expect we would continue to maintain compliance with our debt covenants with a 50% reduction in our current operating performance.
Capital expenditures of $102 million in 2008 included investments in building improvements, broadcast equipment, computer hardware/software, and office furniture/equipment, including $35 million related to AMC, which was spun off in September 2008. Therefore, capital expenditures of continuing operations in 2008 were $67 million. Our anticipated capital expenditures of $60 million in 2009 are not materially lower than our 2008 capital expenditures; however, a portion could be deferred should the need arise.
We anticipate $563 million of our Term Loan A debt will mature in 2010 as will any remaining revolving debt. We expect to meet a significant portion of the maturing debt obligations through cash flows from operations. We are also considering various options for refinancing debt in both the public and private credit markets. Although the current credit markets have contracted from previous levels, our need for financing has diminished from prior years. If we are unable to access additional credit or if we do not have the ability to refinance the maturing debt, we believe that we could bridge a portion of our remaining cash needs by taking advantage of flexibility in our cost structure and reduce certain expenditures.
Goodwill and Indefinite-lived Intangible Assets, page 59
5. Comment:
We note that Goodwill accounted for 66% of your total assets at December 31, 2008. Your annual impairment test performed during the fourth quarter did not result in an impairment charge. But the decline in your stock price suggested a lower estimated fair value for each of your reporting units. As a result of this decline, the estimated fair price of your U.K. reporting unit approximates its carrying value. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information and management’s insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:

April 17, 2009

•	Disclose the date of your annual impairment test.

•	Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

•	Qualitatively and quantitatively describe the significant estimates and assumptions used in valuation models (discounted cash flow analysis and market-based approach) to determine the fair value of your reporting units in your impairment analysis. For example you should disclose at a minimum:
1)	the discount rates for each reporting unit and how those discount rates were determined,

2)	how cash flows were determined, including your assumed growth rates, period of assumed cash flows and determination of terminal value, and

3)	your consideration of any market risk premiums.
•	Describe changes to the assumptions and methodologies, if any, since your last impairment test. In addition, tell us how the assumptions in your most recent test were impacted by the current economic environment. For example, you should explain in detail how your discount rates reflect the market risk premiums that have been noted in the current equity and debt markets.

•	Further, disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

•	Provide a table showing
1)	the carrying value and the fair value of each reporting unit. Alternatively, if you do not disclose the fair value of each reporting unit, you should disclose its fair value if it does not exceed its carrying value by a significant amount; and

2)	using hypothetical percentage reductions in fair value, disclose the percentage by which the fair value of a reporting unit would exceed its carrying value.
•	Provide a sensitivity analysis of your most recent impairment test assumptions for your U.K. reporting unit based upon reasonably likely changes. In addition, if the fair value of any of your other reporting units does not, or would not, exceed its carrying value by a significant amount, provide such sensitivity analysis for that reporting unit.
For further guidance, refer to release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Response:
In response to the specific information you requested in your comments to us concerning our annual goodwill impairment assessment for 2008 and 2007, we have provided information by reportable segment. We believe the reportable segment information coupled with our sensitivity analysis considering reporting units whose fair value would not exceed carrying value given a hypothetical reduction in fair value of 10% and 20% provide relevant information to enable a reader of our financial statements to understand our goodwill impairment testing and evaluate our goodwill balances. A number of our reporting units are individual cable networks. The assumed reporting unit growth rates we use in our annual goodwill impairment testing are based, in part, on annual price increases included in our long term contracts with cable distributors. Disclosure of these assumed rates would enable customers to reverse engineer our pricing structure and may harm us during negotiations. Our competitors would also be able to use this information when determining prices for their offerings, which may also cause competitive harm. In addition, disclosure of specific growth information, fair value and carrying value by reporting unit will put us at a competitive disadvantage when negotiating contracts with current and potential joint venture partners.
We did not significantly change the methodology used in 2007 to determine the fair value of our reporting units for the annual goodwill impairment test performed on November 30, 2008. Due to a decline in the global economic environment, we made changes to certain of the assumptions utilized in the discounted cash flow model for 2008 compared with the prior year. For instance, generally we increased discount rates and assumed lower growth rates in our 2008 discounted cash flow calculations. Our assumed growth rates in 2008 were also lower than historical growth rates.
In future filings, beginning with the Form 10-Q for the quarter ended March 31, 2009, the Company will expand its disclosures surrounding goodwill in its critical accounting policies as follows:
On September 17, 2008, we were formed as a result of DHC and Advance/Newhouse Programming Partnership (“Advance/Newhouse”) combining their respective interests in DCH and exchanging those interests with the Company (the “Newhouse Transaction”). The Newhouse Transaction provided, among other things, for the combination of DHC’s 66 2/3% interest with Advance/Newhouse’s 33 1/3% interest in DCH.
For financial reporting purposes, we are the successor reporting entity to DHC. Because there is no effective change in ownership, in accordance with ARB 51, paragraph 11, both DHC and DCH have been consolidated in our financial statements as if the transaction had occurred January 1, 2008. Our critical accounting policies were adopted from DCH following the Newhouse Transaction. For purposes of analyzing DCI’s critical accounting policies, we present associated 2008 financial information consistent with our financial statement presentation and present associated 2007 financial information consistent with the financial statement presentation of DCH.
The majority of our goodwill balance is the result of the Newhouse and Cox transactions in 2008 and 2007, respectively. As a result of the Newhouse Transaction, we allocated $1.8 billion of goodwill previously allocated to DHC’s equity investment in DCH and $251 million of goodwill for the basis differential between the carrying value of DHC’s and Advance/Newhouse’s investments in DCH to our reporting units. The formation of DCH as part of the Cox Transaction required “pushdown” accounting of each shareholder’s basis in DCH. The result was the pushdown of $4.6 billion of additional goodwill previously recorded on the investors’ books to DCH reporting units.
We performed our annual goodwill impairment testing in accordance with FASB 142, Goodwill and Other Intangibles Assets (“FAS 142”) on November 30, 2008. Under the guidelines established by FAS 131, Disclosures about Segments of an Enterprise and Related Information (“FAS 131”), we have aggregated our operating segments into three reportable segments, U.S. Networks, International Networks, and Commerce, Education and Other. However, the goodwill impairment analysis, under the requirements of FAS 142, is performed at the reporting unit level. A reporting unit is the same as, or one level below, an operating segment as defined in FAS 131. Generally our reporting units represent our largest individual networks within the U.S. Networks reportable segment, territories within our International Networks reportable segment, and the individual components of our Commerce, Education and Other reportable segment.

April 17, 2009

The balances as of December 31, 2008 in the table below are included in Note 10 to the financial statements and the balances for December 31, 2007 are included for comparative purposes. Total goodwill for 2007 agrees to the consolidated goodwill balance included in the Rule 3-09 financial statements of the significant subsidiary, DCH. A summary of the goodwill balance as of December 31, by reportable segment is as follows:

in millions	2008	2007
U.S. Networks	5,569	4,062

International Networks	1,273	769

Commerce, Education and Other	49	39

Total Goodwill	6,891	4,870

We utilized a discounted cash flow (“DCF”) model and market approach, weighted equally, to estimate the fair value of our reporting units. The discounted cash flow model utilizes projected financial results for each reporting unit. The projected financial results are created from critical assumptions and estimates which are based on management’s business plans and historical trends. The market approach relies on data from publicly traded guideline companies. Determining fair value requires the exercise of significant judgments, including judgments about appropriate discount rates, perpetual growth rates, the amount and timing of expected future cash flows, and relevant comparable company earnings multiples.
A summary of the critical assumptions utilized for our annual impairment test in 2008 and 2007 are outlined below by reportable segment. We believe the segment information coupled with our sensitivity analysis considering reporting units whose fair value would not exceed carrying value following a hypothetical reduction in fair value of 10% and 20% provide relevant information to understand our goodwill impairment testing and evaluate our goodwill balances.
During 2008, there were no significant changes in our reporting units. However, as a result of the Newhouse Transaction we allocated $2.0 billion of goodwill to our reporting units. We did not significantly change the methodology used in 2007 to determine the fair value of our reporting units for the annual goodwill impairment test performed on November 30, 2008. Due to a decline in the global economic environment, we made changes to certain of the assumptions utilized in the discounted cash flow model for 2008 compared with the prior year.
The following is a summary analysis of the significant assumptions used in our DCF model by reportable segment, as well as a sensitivity analysis on the impact of specific changes in assumptions to our overall conclusion concerning impairment to our goodwill balances.
Discount rate: The discount rate represents the expected return on capital. The U.S. Networks’ reporting units generally used a discount rate of 12% for 2008, which represents an increase from a rate of 11% utilized in 2007. The International Networks’ reporting units’ discount rates were a weighted average of 16% and 14% for the years 2008 and 2007, respectively. For our remaining reporting units, discount rates were a weighted average of 15% for the years 2008 and 2007. We used the average interest rate of a 20 year government security over a one year period to determine the risk free rate in our weighted average cost of capital calculation. The difference between our discount rate and the risk free rate was 8% and 7% in 2008 and 2007, respectively.

April 17, 2009

Growth assumptions: Projected annual growth is primarily driven by assumed ad sales and cable subscriber trends offset by expected expenses. Other considerations include historical performance and anticipated economic conditions for the current period and long term.
We use a five year period of assumed cash flows to assess short-term company net free cash flow for our DCF calculation. The projected revenue growth for U.S. Networks’ reporting units was 5% for the 2008 DCF calculation, compared with 8% in 2007. U.S. Networks experienced actual revenue growth of 10% in 2008 and 2007, when adjusted for the spin-off of the Travel Channel. The projected expense growth for U.S. Networks’ reporting units was 5% in 2008, compared with 3% in 2007. The projected revenue growth for International Networks’ reporting units was 7% for the 2008 DCF calculation, compared with 11% in 2007. International Networks experienced actual revenue growth of 12% and 13% in 2008 and 2007, respectively. The projected expense growth for International Networks’ reporting units was 6% in 2008, compared with 7% in 2007. The projected revenue growth for other reporting units was 4% for the 2008 DCF calculation, compared with 8% in 2007. Other reporting units experienced an actual revenue decline of 19% and an increase of 39% in 2008 and 2007, respectively. The historical revenue decline in 2008 is not relevant due to one time items and the closure of retail stores in the third quarter of 2007. The projected expense decline for other reporting units was 1% in 2008, compared with increases of 4% in 2007.
We used a terminal value growth rate of 4% and 5% for U.S. Networks’ reporting units in our 2008 and 2007 DCF calculations, respectively. We used a terminal value growth rate of 5% and 6% for International Networks’ reporting units in our 2008 and 2007 DCF calculations, respectively. We used a terminal value growth rate of 7% and 5% for other reporting units in our 2008 and 2007 DCF calculations, respectively. The terminal values used in our DCF model are calculated using the dividend discount model. As a result, the terminal values used for our reporting units are a function of their respective discount rates and terminal value growth rates.
Market approach assumptions: We used both EBITDA and price per subscriber multiples to estimate fair value using a market approach. The U.S. Networks’ reporting units’ EBITDA multiples ranged from 12 to 6 and from 14 to 4 for 2008 and 2007, respectively. The International Networks’ reporting units’ EBITDA multiples ranged from 15 to 6 and from 18 to 12 for 2008 and 2007, respectively.
The U.S. Networks’ reporting units made up 75% and 79% of the fair value of our Company in 2008 and 2007, respectively. At the date of impairment testing, the carrying value of our U.S. Networks’ reporting units made up 77% of the carrying value of net assets allocated for purposes of goodwill impairment testing in 2008 and 2007. The International Networks’ reporting units made up 23% and 20% of the fair value of our Company in 2008 and 2007, respectively. The carrying value of the International Networks’ reporting units made up 22% and 23% of the carrying value of net assets allocated for purposes of goodwill impairment testing in 2008 and 2007, respectively. The fair value of our other reporting units made up 2% and 1% of the fair value of our Company in 2008 and 2007, respectively. The carrying value of our other reporting units made up 1% of the carrying value of net assets allocated for purposes of goodwill impairment testing in 2008 and 2007, respectively.

April 17, 2009

Sensitivity Analysis: In order to analyze the sensitivity our assumptions have on our overall impairment assessment, we determined the impact that a hypothetical 10% and 20% reduction in fair value would have on our conclusions.
•	There were no reporting units for which a 10% decline in fair value would result in the reporting unit’s carrying value to be in excess of its fair value.
•	The fair values of the UK and the Other U.S. Networks reporting units do not exceed their carrying values by 20%. A hypothetical 20% reduction in fair value of these reporting units results in carrying values in excess of fair value by 9% and 4%, respectively. The goodwill balance attributable to these two reporting units is $1.6 billion in 2008. A 100 basis point change in the discount rate used for these two reporting units results in a weighted average 8% decline or 11% rise in fair value. A 50 basis point change in long-term growth rates used for these two reporting units results in a weighted average 4% decline or rise in fair value.
If changes in the fair value of our reporting units caused the carrying value of a reporting unit to exceed its fair value, the second step of the goodwill impairment test would be required to be performed to determine the ultimate amount of impairment loss to record.
We will perform our annual impairment testing of goodwill November 30, 2009, unless there is a triggering event, which would require the performance of impairment testing before our annual impairment testing date. We monitor our anticipated operating performance to ensure that no event has occurred requiring goodwill impairment testing. As part of our annual impairment testing or any interim impairment test deemed necessary, we will evaluate whether our assumptions and methodologies require changes as a result of the current global economic environment.

April 17, 2009

Response:
The Company’s policy is to amortize amounts capitalized for customer lists over their estimated useful lives using the straight-line method. Customer lists are primarily comprised of customer relationships with cable, satellite, and other television distributors of the Company’s programming content. These relationships are typically long-term in nature with relatively little volatility in the amount of revenues generated each year. Accordingly, the straight-line method of amortization approximates the pattern of economic benefit the Company expects to realize from such assets. The Company’s amortization policy for customer lists is disclosed in Note 3, Discovery Holding Company Investment in Discovery Communications Holding, LLC, on page 80. Total amortization expense for customer lists was $49 million (or 8%) during the year ended December 31, 2008.
With respect to the amount of gross carrying value of the customer lists amortized in 2008, the Company respectfully advises the Staff to first consider the basis of presentation for the Newhouse Transaction and AMC Spin-off described in the Company’s response to comment number 2., Consistent with the presentation of the Newhouse Transaction as of January 1, 2008 pursuant to ARB 51, the table on page 91 presents the gross combined intangible assets and related accumulated amortization of both DHC and DCH as of December 31, 2008 and only the gross intangible assets and related accumulated amortization of DHC as of December 31, 2007. It should be noted that DHC did not record any amounts for customer lists as of December 31, 2007. The $107 million of accumulated amortization related to customer lists as of December 31, 2008 included only $49 million (or 8%) of amortization recorded by Discovery during 2008 and $58 million of amortization recorded by DCH in previous years. Additionally, on page 91 the Company disclosed that total amortization expense for all intangible assets was $77 million during the year ended December 31, 2008, which includes the $49 million of amortization expense for customer lists.
In future filings, beginning with the next Annual Report on Form 10-K, the Company will move the disclosure of its amortization policy for customer lists to a separately captioned section for long-lived assets within the Summary of Significant Accounting Policies Note.
Note 24. Reportable Segments, page 112
7. Comment:
Please disclose the amount of goodwill for each segment.
Response:
The amount of goodwill for each reportable segment is disclosed in Note 10, Goodwill and Intangible Assets, on page 90. The Company believes the disclosure complies with the disclosure requirements of FAS 142, paragraph 45(c).
In future filings and subsequent to the adoption of FASB Statement No. 141(R), Business Combinations, the Company will continue to disclose goodwill for each reportable segment in accordance with FAS 142, paragraph 45(e), as applicable.
*       *       *       *
The Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions regarding this matter, please contact me at (240) 662-7579.

April 17, 2009

Discovery Communications, Inc.

/s/ Thomas R. Colan Thomas R. Colan
Executive Vice President,
Chief Accounting Officer

cc:	David M. Zaslav, President and Chief Executive Officer, Discovery Communications, Inc.
Bradley E. Singer, Senior Executive Vice President and Chief Financial Officer, Discovery Communications, Inc.
Joseph A. LaSala, Jr., Senior Executive Vice President, General Counsel and Secretary, Discovery Communications, Inc.
Michael Henderson, Staff Accountant, Securities and Exchange Commission
Dean Suehiro, Senior Staff Accountant, Securities and Exchange Commission
Scott Hodgdon, Attorney-Advisor, Securities and Exchange Commission
Celeste Murphy, Legal Branch Chief, Securities and Exchange Commission
Wayne Jackson, Partner, PricewaterhouseCoopers LLP